TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Taseko Mines Limited ("Taseko", or the "Company") as at and for the nine months ended June 30, 2005.

This MD&A is prepared as of August 12, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko is a mineral exploration and mining company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity gold-copper property and the Harmony gold property. There have been no recent activities on the Prosperity and Harmony properties.

Effective July 11, 2005, Russell E. Hallbauer, P.Eng., joined the Company as President and CEO.

Gibraltar Mine

Third Quarter Highlights

  Gibraltar recorded revenues of $32.3 million from sales of copper concentrate, and $7.9 million was realized as product revenue from sales of molybdenum.
  The average prices for sales realized in the quarter were US$1.51 for copper and US$34 for molybdenum.
  Copper concentrate production during the quarter was 27,500 wet metric tonnes (“WMT”), or 15.5 million pounds of copper (96% of forecast).
  Copper concentrate sales for the quarter were 32,100 WMT (containing approximately 17.3 million pounds of copper, and 13% above forecast), an increase from the 26,500 WMT
  (containing approximately 14.7 million pounds of copper) from the previous quarter, as a result of increased production and drawdown of inventories from the previous quarter end.
  Copper concentrate inventory at June 30, 2005 was 6,900 WMT (containing approximately 4.1 million pounds of copper), a decrease from the 11,500 WMT (containing approximately 6.7 million pounds of copper) of inventory on hand at the end of the previous quarter.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
  Molybdenum in concentrate production during the quarter was 178,000 pounds (92% of forecast).
  Molybdenum in concentrate sales were 223,000 pounds, an increase from the 78,000 pounds sold in the previous quarter.
  Molybdenum in concentrate inventory was 18,000 pounds, a decrease from 63,000 pounds at the end of the previous quarter.

Joint Venture

The Gibraltar mine is operated under a Joint Venture Operating Agreement (“the Joint Venture”) with Ledcor CMI Ltd. (“Ledcor”). Taseko (through its wholly owned operating subsidiary Gibraltar Mines Ltd., (“Gibraltar”)) has an 85% interest in any residual profits of the Joint Venture (i.e. profits after payment of usage fees to the participants for contributed assets and services) and Ledcor has a 15% interest in any residual profits. The Joint Venture holds both rights to operate the mine, and usage of certain leased mining equipment provided by a Ledcor affiliate, including a new electric shovel and five new mine haul trucks. The mill and other mine assets, including mineral titles, belong to Gibraltar. The Joint Venture pays usage fees to each of Gibraltar and Ledcor for use of their respectively contributed assets as well as for services they respectively contribute to the Joint Venture. Taseko is responsible for concentrate sales, off-site activities and certain aspects of administration, and Ledcor, as Operator of the Joint Venture, has primary responsibility for carrying out all mining and milling activities, as well as recruitment of personnel and maintenance of the equipment and facilities.

Gibraltar Mine Performance

The copper circuit commenced initial operations in October 2004, and the first copper concentrate was shipped to a smelter in December 2004. A major upgrade to the molybdenum circuit was started in the first fiscal quarter, and the molybdenum circuit was commissioned in February 2005. The first molybdenum in concentrate was sold in March 2005. The molybdenum circuit ramp up continued in the third fiscal quarter with the circuit achieving 92% of forecast production.

Mining operations achieved a daily mining rate of 114,000 tons per day in the quarter ended June 30, 2005. In the third quarter, the tons of ore mined were 5.4% lower than forecast, due to extended hauls required for overburden to perform reclamation work on waste rock dumps. The average copper grade mined was 1.6% higher than forecast. Crusher screen modifications to improve mill feed size scheduled to be completed in June were delayed resulting in coarser product feeding the mill, which in turn affected mill throughput by 3.5% .

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table is a summary of the operating statistics for the third quarter compared to forecast.

	Actual	Forecast	Variance	Comments
Ore + Waste Mined (tons)	10,330,184	10,920,000	-5.4%	Extended hauling distance for overburden to be used for reclamation of waste dumps.
Ore milled (tons)	3,051,370	3,162,900	-3.5%	Lower mill throughput due to harder ore and coarse feed to rod mills.
Stripping ratio	2.38	2.45	-2.9%

Copper grade (%)	0.314%	0.309%	+1.6%
Molybdenum grade (%MoS2)	0.018%	0.016%	+12.5%

Copper Recovery (%)	80.8%	82.6%	-2.2%	Copper recovery was adversely affected by mining of some supergene ore.
Molybdenum Recovery (%)	26.5%	30.8%	-13.9%	Molybdenum recovery adversely affected by variability in ore feed.

Copper Production (lbs)	15,498,361	16,169,000	-4.1%
Molybdenum Production (lbs)	177,593	193,000	-8.0%

Copper Sales (lbs)	17,253,555	16,169,000	+6.7%	Includes reduction in inventory.
Molybdenum Sales (lbs)	223,187	193,000	+15.6%	Includes reduction in inventory.

Copper produced in concentrate during the quarter was 15.5 million pounds, an increase from 14.2 million pounds produced in the previous quarter. Molybdenum produced in concentrate during the quarter was 178,000 pounds, an increase from 141,295 pounds produced in the second quarter. Copper recovery was adversely affected by mining of some supergene ore in the quarter. Molybdenum recovery continues to be a challenge due to the variability in the ore feed. Copper concentrate sales for the quarter were 32,100 WMT, 13% above forecast, an increase from 26,500 WMT in the previous quarter. The Company also sold 223,000 pounds of molybdenum, an increase from 78,000 pounds sold in the previous quarter.

At quarter end, the copper concentrate inventory was 6,900 WMT (containing about 4.1 million pounds of copper), a decrease from 11,500 WMT (containing about 6.7 million pounds of copper) in inventory at the end of the previous quarter. Molybdenum in concentrate inventory was 18,000 pounds, a decrease from 63,000 pounds at the end of the previous quarter.

Taseko is pleased to report that there has been no time lost accidents since the October 2004 mine start up.

Labour

Manpower at the end of the quarter was 247 personnel, compared to 242 at the end of the second quarter and the planned complement of 254.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Christian Labour Association of Canada (“CLAC”) represents the unionized workers at Gibraltar. According to BC labour laws, the representing union can be challenged during certain specific time periods of a collective agreement, in an effort to change union representation. The Canadian Auto Workers exercised that option in the third quarter, and a union certification vote was held in June and counted under the supervision of the BC Labour Relations Board on July 26, 2005. The majority of the unionized workers voted to retain CLAC. As the representative union at the Gibraltar mine site, CLAC is now free from the threat of any further challenges until 2007.

Production Forecast

As a result of the delay in commissioning the molybdenum circuit and lower than planned mill throughput, at the end of the second fiscal quarter, the Company updated its metal production forecasts for the year. The 2005 forecasted copper and molybdenum production was 63,441,000 pounds and 908,000 pounds, respectively. The actual results to date and a forecast for the balance of the year are as follows:

	Q1 (A)	Q2 (A)	Q3 (A)	Q4 (F) (2)	Total 2005
Copper (millions lbs)	12.1	14.2	15.5	15.5	57.3
Molybdenum (thousands lbs)	0	141	178	178	497
Copper production costs, net of OPC(3) & by product credits	N/A	US$1.18	US$0.77	US$0.77	US$0.90
OPC(3) transport & treatment	N/A	US$0.28	US$0.25	US$0.25	US$0.26
Total cash costs of production	N/A	US$1.46	US$1.02	US$1.02	US$1.16
(1)	(A) actual (F) forecast
(2)	Q4 costs assume a US$30/lb molybdenum by-product credit and a $0.81 Canadian/US exchange rate.
(3)	Off Property Costs (“OPC”) are concentrate transportation, smelting and refining costs.

Refinery Update

Feasibility level studies were completed in 2002 to assess the viability of constructing a copper refinery at Gibraltar, based on a hydrometallurgical process developed by Cominco Engineering Services Ltd. A refinery located at Gibraltar would produce cathode copper from copper concentrates at the site at considerable cost savings, rather than sending these concentrates to an offshore smelter for treatment and this would provide significant advantages to the operation.

With mining operations now underway at Gibraltar, mine technical personnel are turning their focus to updating the refinery feasibility study, to include the evaluation and assessment of competing technologies. The updated refinery feasibility study is expected to be completed in the near term. The British Columbia Environmental Assessment (“BCEA”) Office has advised Taseko that the proposed refinery would not be reviewable under the BCEA Act because the refining process would be integrated with ore milling operations of the fully permitted Gibraltar mine.

Prosperity and Harmony Update

The Prosperity property, located 125 kilometres southwest of Williams Lake in south-central British Columbia, hosts a large gold-copper deposit. To date, in excess of $55 million has been spent on exploration and geotechnical, engineering and environmental investigations, with most work done prior to

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

2001. With current gold and copper prices, Taseko is in the process of looking for an extension to the environmental approval process. Discussions are ongoing with local First Nation groups.

The Company’s Harmony gold project, located on Graham Island, off the west coast of British Columbia, hosts a large gold deposit. The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to aboriginal peoples’ land claims. A formal land use planning process for the Queen Charlotte Islands-Haida Gwaii, co-sponsored by the Province and the Haida, was initiated in mid-2003. Government-to-government negotiations between the BC government and the Haida are in progress.

Market Trends

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004 and US$1.52/lb to the end of July 2005.

Molybdenum oxide prices increased from US$7.60/lb early in 2004 to US$34.00/lb by last year end. Molybdenum oxide prices have averaged approximately US$34.00/lb since April 2005, and are US$30/lb in late July, 2005.

Gold prices have dropped over the current quarter of 2005; however, the average price of approximately US$428/oz over the first six months of calendar 2005 is still higher than the US$410/oz average price over the 2004 calendar year.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
	2004	2003	2002
Balance Sheet	(restated)	(restated)	(restated)
Current assets	$18,064,003	$3,832,059	$478,982
Mineral properties	3,000	28,813,296	28,813,296
Other assets	112,799,415	16,825,852	18,580,835
Total assets	130,866,418	49,471,207	47,873,113

Current liabilities	40,179,912	3,851,136	7,038,456
Other liabilities	79,527,000	9,472,727	8,611,570
Shareholders’ equity	11,159,506	36,147,344	32,223,087
Total shareholders’ equity & liabilities	130,866,418	49,471,207	47,873,113

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
	2004	2003	2002
Operations	(restated)	(restated)	(restated)
Conference and travel	$93,071	$43,398	$44,429
Consulting	251,790	178,104	133,672
Corporation taxes	45,352	76,135	577,228
Depreciation, amortization and accretion	964,569	903,721	784,718
Exploration	4,456,901	2,024,671	1,954,839
Interest and finance charges	499,294	201,942	507,790
Legal, accounting and audit	458,238	169,356	334,492
Office and administration	599,450	292,853	247,061
Premium paid for acquisition of Gibraltar
Reclamation Trust Limited Partnership	5,095,249	–	–
Property investigation	141,067	–	–
Refinery project	–	500,000	1,698,826
Restart project	14,982,008	–	–
Shareholder communication	657,342	74,687	90,835
Trust and filing	88,530	21,113	36,802
Interest and other (income)	(6,904,209)	(721,480)	(551,842)
Gain on sale of property, plant and equipment	–	(131,638)	(1,314)
Income taxes	23,744,000	–	–
Write down of mineral property acquisition costs	28,810,296	–	600,000
Stock-based compensation	5,172,244	65,344	–
Loss for the period	79,155,192	3,698,206	6,457,536

Accretion expense	977,705	888,823	808,021

Basic and diluted loss per share	$(1.07)	$(0.09)	$(0.24)

Weighted average number of
common shares outstanding	75,113,426	46,984,378	30,338,098

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

For the first time, the Company reports earnings for the third quarter of fiscal 2005 of $10.1 million, which is an improvement from the previous quarter’s loss of $1.96 million and the $6.4 million loss in the third quarter of fiscal 2004. The earnings relate mainly to higher than expected copper and molybdenum concentrate sales, at increased prices for both commodities. At June 30, 2005, there was approximately 6,900 WMT of copper concentrate inventory valued at $4.2 million, and 18,000 pounds of molybdenum in concentrate inventory, which has been assigned a $0 value for financial statements reporting purposes, but on a realizable selling price basis represents approximately $0.5 million.

The Company reported revenues of $32.3 million, compared to $25.4 million in the previous quarter. Current revenues are associated with copper concentrate sales, less treatment, refining and transportation charges of $6.7 million (Q2 – $3.8 million). Molybdenum concentrate sales were $7.9 million (Q2 – $2.5 million); these sales are classified as by-product revenue and shown as a reduction of mine site operating costs. Interest and other income was $1.5 million (Q2 – $1.9 million), and the related offsetting royalty expense amounted to $1.0 million (Q2 – $2 million), both of which are principally related to the Red Mile Resources No. 2 Limited Partnership.

Total mine site operating costs for the quarter, net of molybdenum in concentrate revenues, were $14.8 million compared to $23.4 million in the previous quarter. Total operating costs include mining (Q3 –$11.7 million; Q2 – $14.1 million), milling (Q3 – $6.0 million; Q2 – $9.0 million), mine administration (Q3 – $2.0 million; Q2 – $1.6 million) and a drawdown of copper concentrate inventory (Q3 – $3.1 million; Q2 – $1.2 million).

Total treatment, refining and transportation costs for the quarter were $6.7 million (Q2 - $3.8 million).

Administrative costs decreased from the previous quarter. The main areas of reduced costs were shareholder communications (Q3 – $44,641; Q2 - $112,241), administrative salaries and office costs (Q3 $206,954; Q2 – $236,804), trust and filing (Q3 - $8,027 Q2 – $67,787) and stock-based compensation (Q3 - $200,310; Q2 - $392,697).

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2005	2005	2004	2004	2004	2004	2003	2003
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Current assets	39,549,345	30,113,605	25,442,463	18,064,003	20,190,322	28,903,882	10,104,482	3,832,059
Mineral properties	3,000	3,000	3,000	3,000	28,813,296	28,813,296	28,813,296	28,813,296
Other assets	101,258,992	101,133,393	95,853,800	112,799,415	28,382,111	19,802,665	16,868,994	16,825,852
Total assets	140,811,337	131,249,998	121,299,263	130,866,418	77,385,729	77,519,843	55,786,772	49,471,207

Current liabilities	35,412,294	35,809,336	34,756,552	40,179,912	4,082,614	1,411,538	3,786,070	3,851,136
Other liabilities	81,601,870	82,246,615	79,915,534	79,527,000	10,183,182	9,946,364	9,709,546	9,472,727
Shareholders’ equity	23,797,173	13,194,047	6,627,177	11,159,506	63,119,933	66,161,941	42,291,156	36,147,344
Total shareholders’ equity
and liabilities	140,811,337	131,249,998	121,299,263	130,866,418	77,385,729	77,519,843	55,786,772	49,471,207

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2005	2005	2004	2004	2004	2004	2003	2003
	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Revenue	(32,292,944)	(25,429,196)	–	–	–	–	–	–
Mine site operating costs	14,753,091	23,470,000	–	–	–	–	–	–
Transportation and treatment	6,691,473	3,847,703	–	–	–	–	–	–
Deprecation, amortization and
accretion	581,725	526,506	383,500	253,435	237,044	237,044	237,046	256,883
Expenses:
Conference and travel	36,301	11,281	12,995	11,689	19,062	22,051	40,269	4,449
Consulting	82,694	65,944	63,760	56,450	94,875	(10,462)	110,927	30,118
Corporation taxes	–	–	554	14,184	20,000	11,168	–	101,308
Exploration	6,634	11,694	32,047	(1,856,606)	3,939,477	975,538	1,398,492	602,443
Interest and finance charges	72,503	47,830	41,785	18,138	452,616	9,201	19,339	124,213
Legal, accounting and audit	74,022	79,317	97,146	325,567	92,940	22,913	16,818	40,526
Office and administration	206,954	236,804	164,316	88,512	199,224	189,976	121,738	98,580
Premium paid for GRTLP	–	–	–	–	–	5,095,249	–	–
Property investigation	–	–	–	4	–	–	141,063	(47,805)
Refinery project	–	–	–	–	–	–	–	–
Restart project	–	(1,214,796)	8,172,814	14,982,008	–	–	–	–
Royalty expense	1,023,593	2,047,186	–	–	–	–	–	–
Shareholder communications	44,641	112,241	52,822	34,142	18,694	530,704	73,802	7,833
Trust and filing	8,027	67,787	6,114	53,052	13,842	17,241	4,395	1,250
Interest and other (income)	(1,543,153)	(1,934,000)	(5,735,716)	(6,214,851)	(228,670)	(325,399)	(135,289)	(129,811)
Gain on sale of property plant
and equipment	–	(17,000)	2,177,992	–	–	–	–	–
Income taxes	–	–	–	23,744,000	–	–	–	–
Foreign exchange	(33,192)	(357,051)	51,448	–	–	–	–	–
Write down of mineral property
acquisition costs	–	–	–	28,810,296	–	–	–	–
Stock-based compensation	200,310	392,697	164,549	2,035,178	1,526,084	296,686	1,314,296	65,344
Earnings (loss) for the period	10,087,321	(1,964,947)	(5,686,126)	(62,355,198)	(6,385,188)	(7,071,910)	(3,342,896)	(1,155,331)

Accretion expense on
convertible debenture	(268,501)	(267,027)	(269,975)	(245,431)	(244,091)	(242,752)	(245,431)	(888,823)

Basic and diluted loss per
share	0.10	(0.02)	(0.06)	(0.82)	(0.08)	(0.11)	(0.06)	(0.04)

Weighted average number of
common shares outstanding
(thousands)	103,138	97,781	95,774	75,113	84,210	72,609	57,481	46,984

1.6 Liquidity

Historically, Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million debenture is classified as equity rather than as a liability on the Company’s balance sheet.

Reclamation deposits totaling approximately $18.2 million, including interest, and certain plant and equipment are secured to fund reclamation at the Gibraltar, Prosperity and Harmony properties. The

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

$26.6 million liability shown as tracking preferred shares of the subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity in the balance sheet.

At June 30, 2005, Taseko had positive working capital of $4.1 million, as compared to a $5.7 million deficiency at the end of March 2005, and positive working capital of $16.1 million at June 30, 2004. The increase in working capital from the end of the previous quarter was primarily a result of net proceeds received on copper and molybdenum shipments during the quarter.

The Company has accrued a tax provision of a subsidiary company of $23.7 million in the accompanying financial statements. This provision reflects an amount which management believes is less than likely of ever becoming payable. The subsidiary has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will consider its current and past tax filing positions in addition to tax planning strategies which might be put in place subsequent to the Company's financial reporting date of September 30, 2004. Further, the Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum sales, along with current cash balances including the funds from a $7.5 million financing completed in February 2005, will be sufficient to cover operating costs and working capital during 2005.

1.7 Capital Resources

In March 2004, the Company entered into an agreement to purchase a mining shovel for approximately US$10.1 million. In May 2004, the Company entered into an agreement to purchase five mining trucks for approximately US$8.2 million. Subsequent to September 30, 2004, the Company entered into an arrangement (see “Joint Venture” section) with an affiliate of Ledcor CMI Ltd. (“Ledcor”), whereby the shovel and trucks were sold to a third party leasing company. Ledcor has subsequently leased the equipment and will be reimbursed for making the equipment available to the Joint Venture in order to facilitate the operation of the Gibraltar mine.

The Company has an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. All amounts were paid off in the quarter and subsequently the line of credit was cancelled.

The Company has various loans on its on-road vehicles totaling $448,657, of which $212,068 is current.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8 Off-Balance Sheet Arrangements

Gibraltar Reclamation Trust Limited Partnership

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”), a largely arm’s-length private Vancouver-based mining investment partnership, which completed a financing to raise proceeds of $18.6 million to partially fund a planned restart of the Gibraltar copper mine. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar Mines Ltd., as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”) for $17.1 million, which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

To facilitate the start-up transactions, five directors and officers of the Company personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million. In consideration of the guarantee, they each received compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares each having a value of $2.00 each.

In March 2004, Taseko elected to exercise its call rights for units of the GRT Partnership and issued 7,967,742 shares valued at $2.79 each. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000, or about 7% of the financing. These directors and officers received shares as a consequence of Taseko exercising the call right. The acquisition of the GRT Partnership provided Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate any royalty entitlement held by the GRT Partnership.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company remained unchanged at $234,300 in the third quarter of fiscal 2005, as compared to $234,281 in the previous quarter and decreased as compared to $138,017 in the third quarter of 2004.

Tom Milner Enterprises Inc. is a private company controlled by a director of the Company that provides consulting services to the Company. During the three months ended June 30, 2005, the Company paid approximately $39,000 to this private company as compared to $40,000 in the previous quarter.

1.10 Fourth Quarter

Not applicable.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  revenue recognition,
  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  reclamation obligation, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Revenue recognition

Revenue from the sale of copper concentrate is recorded when title is transferred to the customer. Concentrate sales are provisionally priced at the time of shipment equal to the average price over the previous month and are typically subject to adjustment upon final settlement of shipment weights, assays and metal prices as well as actual pricing between the date of shipment and the refinery out turn date, of about 5 months from the date of shipment. Such adjustments are recorded to revenue in the period of final settlement.

Revenue is determined based on the quantity of payable copper times the actual sales price, if established in advance, or based on the London Metals Exchange indicative price at the expected date of out turn by the refinery.

Proceeds from the sale of silver and molybdenum are considered by-product revenues and are credited to mine site operating costs.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition.

The carrying value of property, plant, and equipment is dependant on rates used for depreciation, which themselves are estimates.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Site closure and reclamation obligation

The Company has an obligation to close and reclaim its properties, and has estimated the costs necessary to comply with existing reclamation standards. At March 31, 2005 the Company has estimated total site closure and reclamation costs to be $32.7 million for its current properties. The estimates are reviewed both in-house and by outside consultants and government authorities on a routine basis as to the accuracy of remaining costs to be incurred. Estimates are adjusted as necessary and reflected on a prospective basis. Changes in this estimate could cause a significant charge to the reclamation expense recorded during a period.

1.13 Change in Accounting Policies including Initial Adoption

Effective October 1, 2004, the Company adopted the CICA’s Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

Prior to adoption of HB 3110, a reserve for future site closure and mine reclamation costs was established based upon the estimated costs to comply with existing reclamation standards.

The Company adopted HB 3110 retroactively with restatement of prior periods presented.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable.

TASEKO MINES LIMITED
NINE MONTHS ENDED JUNE 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at August 12, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				103,442,316

Share purchase option	September 29, 2006	$0.55	1,740,000
	September 20, 2005	$0.81	15,000
	September 20, 2005	$1.40	100,000
	September 20, 2005	$1.65	35,000
	September 20, 2006	$1.40	3,530,500
	September 29, 2006	$1.36	1,970,000
	September 26, 2006	$1.50	10,000
	September 28, 2007	$1.15	1,125,000	8,525,500

Warrants	January 8, 2006	$0.40	375,000
	December 31, 2005	$0.75	3,863,332
	September 28, 2006	$1.40	8,000,000
	September 18, 2006	$1.66	5,204,361	17,442,693

Convertible Debenture,	July 21, 2009	$4.64	3,872,437	3,872,437
Boliden Westmin (Canada) Limited

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.